EXECUTION COPY

03033059

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

DEC 5 2003

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

SHERRITT INTERNATIONAL CORPORATION
(Name of Subject Company)

New Brunswick, Canada
(Jurisdiction of Subject Company's
Incorporation or Organization)

Sherritt International Corporation
(Name of Person(s) Furnishing Form

6% Convertible Unsecured Subordinated Debentures due December 15, 2006
(Title of Class of Securities)

823901 AA 1
(CUSIP Number of Class of Securities (if applicable))

Samuel W. Ingram
Sherritt International Corporation
1133 Yonge Street
Toronto, Ontario
Canada M4T 2Y7
(416) 924-4551
(Name, address (including zip code) and telephone number
(including area code) of Person(s) authorized to Receive Notices and Communications on Behalf of the Subject Company)

Copies to:

James J. Junewicz, Esq.
Mayer, Brown, Rowe & Maw, LLP
190 S. LaSalle Street
Chicago, Illinois 60603
(312) 701-7032

Geoffrey Creighton, Esq.
Torys LLP
79 Wellington Street West, Suite 3000
Box 270, TD Centre
Toronto, Ontario, Canada M5K 1N2
(416) 865-7500

October 29, 2003
(Date Tender Offer/Rights Offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Document 1: Offer to Exchange by Sherritt International Corporation and accompanying Circular (the "Company" or "Sherritt"), dated October 29, 2003*

Item 2. Informational Legends

See "Information for U.S. Debentureholders".*

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit 1. the Company's annual information form dated March 31, 2003;*

Exhibit 2. the audited comparative consolidated financial statements of the Company and the notes thereto as at and for the years ended December 31, 2002 and 2001, together with the report of the auditors thereon, found at pages 35 through 56 of the 2002 annual report of Sherritt;*

Exhibit 3. management's discussion and analysis of financial condition and results of operations of the Company for the financial year ended December 31, 2002, found at pages 7 through 34 of the 2002 annual report of Sherritt;*

Exhibit 4. the Company's management information circular dated April 10, 2003 in connection with the May 22, 2003 annual and special meeting of shareholders (including the Erratum dated April 22, 2003 to the Company's management information circular dated April 10, 2003), other than the sections entitled "Composition of the compensation committee in 2002" and "Report on Executive Compensation";*

Exhibit 5. material change report dated January 22, 2003 in respect of the agreement between Fording Inc., Teck Cominco Limited, Westshore Terminals Income Fund and Sherritt Coal Partnership II dated January 13, 2003;*

Exhibit 6. material change report dated March 7, 2003 in respect of the acquisition by Sherritt Coal Partnership II (in which Sherritt has a 50% interest) of the thermal coal assets and other mineral interests that formed the prairie operations of Fording Inc.;*

Exhibit 7. material change report dated May 16, 2003 in respect of the completion of an issuance by the Company of 25,000,000 Restricted Voting Shares at a price of $4.00 per Restricted Voting Share and the issuance of up to an additional 2,500,000 Restricted Voting Shares if the syndicate of underwriters chooses to exercise the over-allotment option granted to it by the Company;*

Exhibit 8. the unaudited interim financial statements of the Company for the six months ended June 30, 2003;*

Exhibit 9. the management's discussion and analysis of financial condition and results of operations of the Company for the six months ended June 30, 2003;*

Exhibit 10. the audited financial statements of Fording's Prairie operations (an operating segment of Fording Inc.) at and for the year ended December 31, 2002 together with the report of the auditors thereon;*

Exhibit 11. the unaudited interim financial statements of the Company for the nine months ended September 30, 2003;*

Exhibit 12. the management's discussion and analysis of financial condition and results of operations of the Company for the nine months ended September 30, 2003;* and

Exhibit 13. press release of Sherritt International Corporation "Sherritt International Exchange Offer Receives Strong Support" dated December 4, 2003.**

---

* Previously filed

** Filed herewith

PART III
CONSENT TO SERVICE OF PROCESS

Sherritt International Corporation has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHERRITT INTERNATIONAL CORPORATION

By: [signature]
Name SAMUEL W. INGRAM
Title: SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY

Dated: December 5, 2003

EXHIBIT 13

sherritt

Not for distribution to United States newswire services or for dissemination in the United States.

FOR IMMEDIATE RELEASE

Sherritt International Exchange Offer Receives Strong Support

Toronto, December 4, 2003. Sherritt International Corporation today announced the successful completion of tendering to its offer to exchange, in aggregate, up to $300,000,000 par value of its $600,000,000 6% convertible unsecured subordinated debentures due December 15, 2006, for an equal principal amount of new 7% convertible unsecured subordinated debentures due December 15, 2013. $485,989,000 of the 6% debentures were tendered to the exchange offer. Sherritt has indicated the other conditions of the offer have also been met and that it intends to take up and exchange $300,000,000 principal amount of 6% debentures for an equal principal amount of new 7% convertible debentures, on a pro rata basis. This will result in approximately 61.73% of the 6% debentures tendered being taken up and exchanged for 7% debentures with the remaining 6% debentures being returned to their original holders. The 6% debentures taken up will be immediately cancelled.

Ian W. Delaney, Chairman of Sherritt said, "We are pleased by the strong support from our 6% debentureholders for the exchange offer. This highly successful offer will allow Sherritt to use its existing cash resources and projected operating cash flows to pursue a number of business opportunities designed to create long-term value for all stakeholders. The exchange also better aligns the maturity of our debentures with our long-term growth strategy."

The Toronto Stock Exchange has advised that the new 7% debentures will begin trading on the TSX under the symbol S.DB.A, on December 8, 2003. The $300,000,000 million of 6% debentures not exchanged will continue to trade on the TSX under the symbol S.DB. Holders of 6% debentures tendered to the offer as of the expiry time of the offer can expect to receive (or have their accounts credited with) their pro rata share of the new 7% debentures as well as the 6% debentures not exchanged due to the pro rationing.

The exchange offer was led by National Bank Financial Inc. and BMO Nesbitt Burns Inc. along with Griffiths McBurney & Partners, Paradigm Capital Inc., Peters & Co. Limited and Salman Partners Inc.

This news release contains forward-looking statements related to expected future events and financial results and operating results of Sherritt that involve risks and uncertainties. These statements reflect management's current belief and are based on information currently available to Sherritt's management. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties as discussed in the ''Risk Factors'' section of the offer circular filed October 29, 2003 and in other disclosure materials filed from time to time by the company with Canadian securities regulatory authorities. Sherritt is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Because of the risks, uncertainties and assumptions, readers should not place undue emphasis on forward-looking statements.

This news release does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

Sherritt International Corporation, with assets of $2.3 billion, is a diversified Canadian natural resource company that operates in Canada, Cuba and internationally. Sherritt's 131 million restricted voting shares, $300 million of 6% convertible debentures and soon-to-be-issued $300 million of 7% convertible debentures trade on the Toronto Stock Exchange under the symbols S, S.DB and S.DB.A, respectively. Sherritt's $105 million of 9.875% senior unsecured debentures trade on the over-the-counter bond market.

For further information, please contact:

Ernie Lalonde, Vice-President, Investor Relations and Corporate Affairs

Sherritt International Corporation

(416) 924-4551

www.sherritt.com

- 30 -

6